SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. )1

Envivio, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

29413T1060

(CUSIP Number)

CANNELL CAPITAL LLC

P.O. Box 3459

150 East Hansen Avenue

Jackson, WY 83001-3459

With a copy to:

DLA PIPER LLP (US)

JOHN J. ALTORELLI

PATRICK B. COSTELLO

1251 avenue of the Americas

New York, NY 10020

(212) 335-4500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 16, 2015

(Date of Event Which Requires Filing of This Statement)

1             The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

1	NAME OF REPORTING PERSONS CANNELL CAPITAL LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) [X] (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION WYOMING
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,870,097
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,870,097
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,870,097
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.75%
14	TYPE OF REPORTING PERSON IA

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1	NAME OF REPORTING PERSONS J. Carlo Cannell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) [X] (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,870,097
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,870,097
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,870,097
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.75%
14	TYPE OF REPORTING PERSON IN

3

1	NAME OF REPORTING PERSONS HOWARD MARKS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) [X] (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

4

1	NAME OF REPORTING PERSONS Charles M. Gillman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) [X] (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

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Item 1.                  Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $.001 per share (the “Shares”), of Envivio, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 400 Oyster Point Boulevard, Suite 325, South San Francisco, California 94080.

Item 2.                  Identity and Background.

(a)         This statement is filed by:

(i)	Cannell Capital LLC, a Wyoming limited liability company (“Cannell Capital”);
(ii)	J. Carlo Cannell;
(iii)	Howard Marks; and
(iv)	Charles M. Gillman.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)          The address of the principal office of each of Cannell Capital and J. Carlo Cannell is PO Box 3459, 150 East Hansen Avenue, Jackson, WY 83001-3459. The principal address of Howard Marks is 604 Arizona Avenue, Santa Monica, CA 90401. The principal address of Charles M. Gillman is 9330 South Lakewood Avenue, Tulsa, OK 74137.

(c)          The principal business of Cannell Capital is investment management and advisory services. The principal business of Mr. Cannell is the performance of investment management and advisory services The principal business of Mr. Marks is acting as the managing partner of Start Engine, L.L.C. The principal business of Mr. Gillman is acting as the manager of IDWR Office, LLC.

(d)          No Reporting Person, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          No Reporting Person, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)          Each of Messrs. Cannell, Marks and Gillman is a citizen of the United States.

Item 3.                  Source and Amount of Funds or Other Consideration.

The Shares purchased by Cannell Capital were purchased using working capital of each of the following entities (collectively, the “Cannell Investment Vehicles”) as follows:

•	Tristan Partners, L.P.: $3,139,282.25
•	Tristan Offshore Fund, Ltd.: $1,591,576.70
•	The Cannell Investment Vehicles have invested an aggregate amount of approximately $4,730,858.95 in the Shares.

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Item 4.                  Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On January 16, 2015, the Reporting Persons entered into a Solicitation Agreement, as further described in Item 6 below, pursuant to which they formed a group for the purpose of seeking changes to the corporate governance of the Issuer, which may include, among other things, nominating directors for election to the board of directors of the Issuer (the “Board”) at the 2015 annual meeting of stockholders (the “2015 Annual Meeting”).

The Reporting Persons intend to engage in discussions with management and the Board regarding the nomination and election of directors at the 2015 Annual Meeting and the composition of the Board generally, as well as ways to enhance stockholder value.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation and in addition to the actions outlined above, continuing to engage in communications with management and the Board, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making recommendations or proposals to the Issuer concerning changes to the capitalization, corporate structure, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.                  Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 27,712,592 Shares outstanding, as of December 4, 2014, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 10, 2014.

A.	Cannell Capital
(a)	Cannell Capital, as investment advisor to the Cannell Investment Vehicles, may be deemed to beneficially own the Shares directly owned by the Cannell Investment Vehicles. As of the close of business on the date hereof, Cannell Capital may be deemed to beneficially own the 1,870,097 Shares owned directly by the Cannell Investment Vehicles.

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Percentage: 6.75%

(b)	1. Sole power to vote or direct vote: 1,870,097
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,870,097
4. Shared power to dispose or direct the disposition: 0

(c)	Cannell Capital has not entered into any transactions in the Shares during the past sixty days.
B.	J. Carlo Cannell
(a)	Mr. Cannell, as the Managing Member of Cannell Capital, may be deemed to beneficially own the 1,870,097 Shares owned by the Cannell Investment Vehicles.

Percentage: 6.75%

(b)	1. Sole power to vote or direct vote: 1,870,097
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,870,097
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. J. Carlo Cannell has not entered into any transactions in the Shares during the past sixty days.
D.	Howard Marks and Charles M. Gillman
(a)	As of the close of business on the date hereof, none of Messrs. Gillman and Marks own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	None of Messrs. Marks and Gillman has entered into any transactions in the Shares during the past sixty days.

An aggregate of 1,870,097 Shares, constituting approximately 6.75% of the Shares outstanding, are reported in this Schedule 13D.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

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(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.

Item 6.                  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On January 16, 2015, the Reporting Persons entered into that certain Solicitation Agreement in which, among other things, the Reporting Persons agreed to form a group for purposes of (i) seeking changes to the corporate governance of the Issuer, which may include, among other things, nominating directors for election at the 2015 annual meeting of stockholders of the Issuer and soliciting proxies for the election of such director nominees, (ii) taking such other actions as the parties deem advisable in order to enhance stockholder value, and (iii) taking all other action necessary or advisable to achieve the foregoing. A copy of the Solicitation Agreement is attached as Exhibit 99.1 and is incorporated herein by reference.

On January 16, 2015, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law. A copy of this Joint Filing Agreement is attached as Exhibit 99.2 hereto and is incorporated herein by reference.

Item 7.                  Material to be Filed as Exhibits.

99.1	Solicitation Agreement by and among Cannell Capital LLC, J. Carlo Cannell, Charles M. Gillman and Howard Marks, dated as of January 16, 2015.
99.2	Joint Filing Agreement by and among Cannell Capital LLC, J. Carlo Cannell, Charles M. Gillman and Howard Marks, dated as of January 16, 2015.

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SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

January 16, 2015

CANNELL CAPITAL LLC

By: /s/ J. Carlo Cannell
Name: J. Carlo Cannell
Title: Managing Member

/s/ J. Carlo Cannell
J. Carlo Cannell

/s/ Charles M. Gillman
Charles M. Gillman

/s/ Howard Marks
Howard Marks

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